     As filed with the Securities and Exchange Commission on April 22, 1999

                                              Registration No. 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                    FORM S-3
                             REGISTRATION STATEMENT

                        UNDER THE SECURITIES ACT OF 1933

                                 --------------
                                RAILAMERICA, INC.
             (Exact Name of Registrant as Specified in its Charter)

              DELAWARE                                          4011                                          65-0328006
   (State or Other Jurisdiction of                  (Primary Standard Industrial                           (I.R.S. Employer
   Incorporation or Organization)                    Classification Code Number)                          Identification No.)



                                 301 YAMATO ROAD
                                   SUITE 1190
                            BOCA RATON, FLORIDA 33431
                                 (561) 994-6015
   (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                    Registrant's Principal Executive Offices)


                                 GARY O. MARINO
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                RAILAMERICA, INC.
                                 301 YAMATO ROAD
                                   SUITE 1190
                            BOCA RATON, FLORIDA 33431
                                 (561) 994-6015
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code of Agent for Service)


                  Please send copies of all communications to:

                               FERN S. WATTS, ESQ.
                             GREENBERG TRAURIG, P.A.
                              1221 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                                 (305) 579-0500

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

     From time to time after this registration statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box.


===============================================================================================================================
                                                                                PROPOSED         PROPOSED
                                                                                MAXIMUM           MAXIMUM
                                                            AMOUNT TO BE    AGGREGATE PRICE      AGGREGATE        AMOUNT OF
                TITLE OF SHARES TO BE REGISTERED             REGISTERED        PER SHARE      OFFERING PRICE   REGISTRATION FEE
---------------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Common Stock, $.001 par value..........................       1,547,999          $8.25          $12,770,992         $3,551
===============================================================================================================================



      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

PROSPECTUS

                                RAILAMERICA, INC.

                        1,547,999 SHARES OF COMMON STOCK

         The selling shareholders are offering 1,547,999 shares of our common stock under this prospectus. The selling shareholders may obtain their shares of common stock upon conversion of shares of our Series A Convertible Redeemable Preferred Stock purchased by them in our private placement completed in January 1999. Additionally, 140,727 shares of our common stock will be obtained upon exercise of warrants issued to our placement agent in our January 1999 private placement.

         Our common stock trades on the Nasdaq National Market under the symbol "RAIL." On April 19, 1999, the closing sale price of one share of common stock on the Nasdaq National Market was $10.125.

         The selling shareholders may offer the shares through public or private transactions, on or off the Nasdaq National Market, at prevailing market prices or at privately negotiated prices. They may make sales directly to purchasers or through agents, dealers or underwriters.

                            -------------------------

         YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 4 IN THIS PROSPECTUS.

                            -------------------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            -------------------------











                 The date of this Prospectus is April 22, 1999.

                                   THE COMPANY


         THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION AND DOES NOT CONTAIN ALL THE INFORMATION THAT IS IMPORTANT TO YOU. YOU SHOULD CAREFULLY READ THIS PROSPECTUS AND THE DOCUMENTS WE HAVE REFERRED YOU TO IN "WHERE YOU CAN FIND MORE INFORMATION" ON PAGE 4 FOR INFORMATION ABOUT OUR COMPANY AND OUR FINANCIAL STATEMENTS.

         We are a leading operator of short line freight railroads in the United States, based on total track miles, and an operator of a major regional freight railroad in the Republic of Chile. We have grown rapidly through acquisitions since December 31, 1994, at which time we operated only 300 miles of track. We currently operate over 2,400 miles of rail lines, with over 1,000 miles in the United States and over 1,400 miles in Chile. Although our core business is the acquisition and operation of short line and regional railroads, we are also a leading manufacturer of specialized truck trailers through our wholly-owned subsidiary, Kalyn/Siebert, Inc. Our revenues and net income increased to approximately $77.1 million and $4.4 million, respectively, in the year ended December 31, 1998 from approximately $47.4 million and $1.9 million, respectively, in the year ended December 31, 1997 and approximately $25.7 million and $504,000, respectively, in the year ended December 31, 1996.

         We plan to continue to acquire short line railroads in North America from Class I railroads and from other short line railroad operators, as well as to examine opportunities to acquire regional railroads in North America. We also continue to evaluate opportunities to acquire regional railroads in foreign markets that are being privatized by foreign governments. Since industry deregulation in 1980, major North American railroads have streamlined their operations by systematically divesting themselves of branch lines to short line rail operators that have advantageous cost structures mainly due to greater labor flexibility associated with non-unionized work forces. The divestiture activity has accelerated in recent years as a result of the consolidation among Class I railroads, which has led to the disposition of redundant and light-density routes. Similarly, an increasing number of foreign governments are seeking to encourage private investment in infrastructure and stimulate economic activity by privatizing their national rail systems through sale or by concession to qualified operators.

         We believe that we are well-positioned to take advantage of the opportunities emerging in the international rail industry. We have developed a disciplined acquisition evaluation program identifying rail properties that can be acquired on attractive terms and that can be improved by the implementation of our operating practices. These practices focus on raising customer service levels, increasing rail traffic and reducing expenses. As a result, we have achieved operating ratios that are significantly lower and internal traffic growth rates that are significantly higher than those prevailing in the industry. We believe that we have become a desirable partner for Class I railroads as a result of our ability to pursue and consummate acquisitions swiftly and increase traffic on lines that interchange with those of the seller.

RECENT EVENTS

PRIVATE PLACEMENT OF SERIES A CONVERTIBLE REDEEMABLE PREFERRED STOCK.

         In January 1999, we completed a private placement of an aggregate of 464,400 shares of our Series A Preferred Stock at $25.00 per share. We received net proceeds of $ 10.8 million from the sale of Series A Preferred Stock after deduction of commissions and fees. The Series A Preferred Stock is convertible at the option of the stockholder into shares of our common stock, at conversion price of $ 8.25 per share. The shares of our common stock issuable upon conversion of the Series A Preferred Stock are the shares of common stock being offered by the selling shareholders.

PRIVATE PLACEMENT OF COMMON STOCK AND WARRANTS.

         In March 1999, we completed a private placement of an aggregate of 1.4 million shares of our common stock at $8.8125 per share, and 210,000 warrants to purchase an equivalent number of shares of common stock at a price of $10.125 per share within one year of the closing. We received net proceeds of approximately $12.0 million from the sale of common stock after deduction of commissions and fees. We plan to use the proceeds primarily to help fund our proposed equity investment in Freight Victoria, the entity that intends to acquire Australia's V/Line Freight corporation railroad.

AUSTRALIAN OPERATIONS

         In February 1999, a consortium in which we are expected to be a majority partner was selected as the successful bidder for V/Line Freight Corporation, the rail freight business of Australia's Victorian Government. The rail line in Victoria, Australia consists of approximately 3,000 miles of track.

CANADIAN RAIL ACQUISITION

         In January 1999, through a newly-formed subsidiary, Esquilmalt and Nanaimo Railway Company (E&N), we acquired and/or leased a 181-mile rail line in British Columbia, Canada. E&N provides freight and passenger rail service between Victoria and Courtenay, and freight service between Port Alberni and Nanaimo, on British Columbia's Vancouver Island.

KALYN

         Our trailer manufacturing operations are conducted through our wholly-owned subsidiary, Kalyn. We purchased Kalyn in August 1994 for $7.3 million. Kalyn manufactures specialty and custom truck trailers for U.S. governmental and commercial customers. Kalyn's profitability margins exceed those of commodity or stock trailers because its trailers are designed or modified to meet customer specifications. Inventory levels are relatively low because trailers are manufactured only after receipt of confirmed purchase orders.

         In January 1998, Kalyn acquired all of the outstanding stock of Canadian trailer manufacturer Fabrex, Inc., and its affiliate Services Remorques Plus, Inc., which are collectively referred to in this prospectus as "Fabrex". Fabrex, a manufacturer of lightweight aluminum specialty bulk-handling truck trailers used in the solid waste, agricultural and construction industries, was founded in 1985. Fabrex's operations have been combined into Kalyn/Siebert Canada, Inc., a wholly-owned subsidiary of Kalyn. Kalyn/Seibert Canada employs approximately 120 people in its 150,000 square foot manufacturing facility located in Trois Revieres, Quebec.

FERRONOR

         In February 1997, through our wholly-owned subsidiary RailAmerica de Chile S.A., we acquired a 55% interest in Empresa de Transporte Ferroviario, S.A., or Ferronor, a 1,400 mile regional rail line serving northern Chile, for approximately $7 million. The railroad serves important mining interests in northern Chile and annually hauls more than approximately 70,000 carloads, or more than 6,000,000 tons, of iron ore, copper concentrate, copper anodes, nitrates, limestone, cement and chemicals. Ferronor provides access to Pacific coast ports for the northern Chile mining interests and international traffic from Argentina and Bolivia. Ferronor has also entered into a new 20-year take-or-pay agreement with CMH, a large Chilean mining company. The contract outlines the terms for the transport of approximately 5.2 million tons of iron pellets annually, commencing July 1998. The contract guarantees a minimum of 4.0 million tons per year at a rate of $1.45/ton. The contract has escalators based on general inflation rates and the cost of fuel. We expect the contract to yield a minimum of $8.6 million per year in additional revenue. Revenues for Ferronor for the ten-month period from acquisition to December 31, 1997 were $8.1 million, and for the year ended December 31, 1998, were $15.9 million.

AUSTRALIAN ACQUISITION

         In August 1997, a consortium in which we have a minority participation of approximately 11% was awarded the passenger rail concession for three interstate passenger rail lines by the Australian National Railway Commission for a payment of approximately $12.0 million. The acquired rail lines extend over 4,000 miles and during the year ended December 31, 1998, carried approximately 200,000 passengers and generated approximately $29 million in revenue. We believe that our participation in the consortium has allowed us to position ourselves to participate in further rail freight privatizations expected to take place in Australia over the next several years.

         In February 1999, a consortium in which we are expected to be a majority partner was selected as the successful bidder for V/Line Freight Corporation, the rail freight business of Australia's Victorian Government. The rail line in Victoria, Australia consists of approximately 3,000 miles of track.

OUR GROWTH STRATEGY

         Our objective is to become a premium operator of short line and regional railroads through the implementation of the following growth strategy:

         o NORTH AMERICAN ACQUISITIONS. We plan to continue to acquire short line and regional railroads that become available as a result of the rationalizations and divestitures in North America, especially in geographic regions where we can "cluster" a number of acquired rail lines to achieve economies of scale.

         o INTERNATIONAL ACQUISITIONS. We plan to acquire additional foreign regional railroads that become available as a result of governmental privatization, primarily through joint ventures with local partners familiar with market conditions in the region. International rail acquisitions often offer us better growth opportunities due to historical operating inefficiencies typical of government entities.

         o EXPANSION OF MANUFACTURING OPERATIONS. We plan to acquire additional specialized truck trailer manufacturing companies as they become available.

         o FOCUSED SALES AND MARKETING. We continue to increase traffic from existing, former and new customers in each of our markets through the aggressive marketing of our enhanced customer service, re-negotiation of rates where prudent and implementation of other incentive arrangements for shippers. Once we reestablish frequent service for a newly acquired railroad, we market our newly restored service to existing customers as well as to customers who may have dropped service when the former owner had operational control.

         o OPERATING EFFICIENCY. We improve our operating efficiency through rationalized staffing, incentivized local management and staff, centralized purchasing and corporate services, efficient equipment utilization and outsourced maintenance.

         We acquire rail properties by purchase of assets, lease or operating contract. Typically, we bid against other short line and regional operators for available properties. The structure of each transaction is determined by the seller based upon economic and strategic considerations. In addition to the financial terms of the transaction, we believe sellers generally consider more subjective criteria such as a prospective acquirer's operating experience, our reputation among shippers, and our ability to close a transaction and commence operations smoothly. We believe we have established an excellent record in each of these areas. In addition, by growing revenues on our acquired lines and providing improved service to shippers, we are able to provide increased revenue to the Class I carriers that connect with its lines. We see this ability to provide increased revenue to Class I carriers as an advantage in bidding for properties.

         Our principal executive offices are located at 301 Yamato Road, Suite 1190, Boca Raton, Florida 33431 and our telephone number is (561) 994-6015.

                                  RISK FACTORS

         IN ADDITION TO THE INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED IN THIS PROSPECTUS BY REFERENCE, YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS.

RISKS RELATED TO OUR BUSINESS OPERATIONS

         WE DEPEND ON CLASS I RAILROADS FOR OUR BUSINESS. IF OUR RELATIONSHIPS WITH CLASS I RAILROADS DETERIORATE, OUR BUSINESS AND FINANCIAL RESULTS MAY BE ADVERSELY AFFECTED.

         The railroad industry in the United States is dominated by a small number of Class I carriers that have substantial market control and negotiating leverage. Almost all of the traffic on our domestic railroads is interchanged with Class I carriers. A decision by any of these Class I carriers to discontinue transporting commodities or to use alternate modes of transportation, such as motor carriers, could adversely affect our business and results of operations. Our ability to provide rail service to our customers depends in large part upon our ability to maintain cooperative relationships with Class I connecting carriers with respect to, among other matters, freight rates, car supply, reciprocal switching, interchange and trackage rights. A deterioration in the operations of or service provided by those connecting carriers or in our relationship with our connecting carriers, would adversely affect our business. In addition, much of the freight transported by our railroads moves on railcars supplied by Class I carriers. If the number of railcars supplied by Class I carriers are insufficient, shippers may seek alternative forms of transportation. Furthermore, were these carriers to reduce the number of railcars available for use by our railroads, we might not be able to obtain replacement railcars on favorable terms.

         Portions of our rail properties are operated under leases, operating agreements or trackage rights agreements with Class I carriers. Failure of our railroads to comply with these leases and agreements in all material respects could result in the loss of operating rights with respect to such rail properties, which would adversely affect our results of operations and financial condition. In addition, traditionally Class I carriers also have been significant sources of business for us, as well as sources of potential acquisition candidates as Class I carriers continue to divest themselves of branch lines to smaller rail operators. As a result of these factors, a deterioration of our relationships with Class I carriers would have a material adverse effect on our results of operations and financial condition.

         WE DEPEND ON THE AGRICULTURAL INDUSTRY. OUR BUSINESS MAY BE ADVERSELY AFFECTED BY NEGATIVE CONDITIONS IN THE AGRICULTURAL INDUSTRY.

         A substantial portion of our traffic consists of agricultural commodities. As a result, factors that generally affect the agricultural industry in the regions in which we operate could have a material adverse effect on our results of operations and financial condition. These factors include weather conditions and fluctuations in agricultural prices. Sellers of agricultural commodities typically do not ship their products until they deem prices to be advantageous. As a result, the number of carloads that we handle and our recognition of revenue may vary significantly from period to period as a result of fluctuations in the prices for those commodities. Shipments of agricultural commodities, on an overall basis, occur seasonally, with the majority of the agricultural products typically being shipped from September through May. As a result, our revenues from these shipments will normally be higher during these months than during the summer months. We believe that agricultural commodities will continue to represent a principal component of our rail traffic base in the near future.

         OUR GROWTH STRATEGY PARTIALLY DEPENDS ON ACQUISITIONS. IF WE ARE UNABLE TO ACQUIRE BUSINESSES ON FAVORABLE TERMS OR SUCCESSFULLY INTEGRATE AND MANAGE THE BUSINESSES ACQUIRED, OUR BUSINESS AND FINANCIAL RESULTS MAY BE ADVERSELY AFFECTED.

         We have experienced significant growth in revenues, primarily through the completion of acquisitions. We plan to continue to acquire short line railroads in North America from Class I railroads and from other short line railroad operators, as well as to examine opportunities to acquire regional railroads in North America. We also plan to continue to evaluate opportunities to acquire regional railroads in foreign markets that are being privatized by foreign governments. Acquisitions result in greater administrative burdens and result in additional operating costs and, if financed with debt, additional interest costs. Acquisitions also involve a number of other risks, including the following:

         o diversion of management's attention to the assimilation of operations and personnel of the acquired companies;

         o the difficulty of integrating acquired companies into our management information and financial reporting systems;

         o possible adverse short-term effects on our operating results and an adverse impact on earnings from the amortization of acquired intangible assets; and

         o if financed with equity, potential per share dilution to existing stockholders.

         There can be no assurance that we will be able to find, finance and complete further suitable acquisitions on terms acceptable to us, that we will be able to integrate effectively any acquisitions made, that the businesses acquired can be operated profitably, or that we can assimilate the operations of such businesses into our own operations.

         WE ARE SUBJECT TO THE RISKS OF DOING BUSINESS IN FOREIGN COUNTRIES.

         We have railroad operations in Chile and Australia. The risks of doing business in foreign countries include:

         o potential adverse changes in the diplomatic relations of foreign countries with the United States;

         o        hostility from local populations;

         o        adverse effects of currency exchange controls;

         o restrictions on the withdrawal of foreign investment and earnings;

         o government policies against ownership of businesses by non-nationals;

         o        expropriations of property;

         o        the potential instability of foreign governments; and

         o the risk of insurrections that could result in loses against which we are not insured.

         Our operations in foreign countries are also subject to economic uncertainties, including among others, risk of renegotiation or modification of existing agreements or arrangements with governmental authorities, exportation and transportation tariff, foreign exchange restrictions and changes in taxation structure.

         WE ARE SUBJECT TO GOVERNMENTAL REGULATION OF RAILROAD OPERATIONS. THE FAILURE TO COMPLY WITH GOVERNMENTAL REGULATION COULD HAVE A MATERIAL ADVERSE EFFECT ON US.

         We are subject to governmental regulation by the Surface Transportation Board, the Federal Railroad Administration and other federal, state and local regulatory authorities with respect to our rates and railroad operations, as well as a variety of health, safety, labor, environmental and other matters, all of which could potentially adversely affect our competitive position and profitability. All U.S. railroad industry employees are covered by the Railroad Retirement Act and the Railroad Unemployment Insurance Act in lieu of Social Security and other federal and state unemployment insurance programs. Employer contributions under the Railroad Retirement Act are currently about triple those required under Social Security. We believe that the regulatory freedoms granted by the Staggers Rail Act have been beneficial to us by giving us flexibility to adjust prices and operations to respond to market forces and industry changes. However, various interests, and some members of the United States House of Representatives and Senate that have jurisdiction over federal regulation of railroads, have from time to time expressed their intention to support legislation that would eliminate or reduce significant freedoms granted by the Staggers Rail Act. If enacted, these proposals, or court or administrative rulings to the same effect under current law, could have a significant adverse effect us.

         In addition, we are subject to foreign laws and regulations in the foreign countries in which we operate. Our failure to comply with applicable laws and regulations could have a material adverse effect on us.

         WE DEPEND ON GOVERNMENT GRANTS.

         We have, in the past, attracted federal and state financial support for rail infrastructure improvements. We believe that this support is an important element of the transportation infrastructure in many of our territories. There can be no assurance, however, that these grants will be available in the future or that we will continue to be able to obtain them.

         WE FACE COMPETITION FROM OTHER TYPES OF TRANSPORTATION.

         Our primary source of competition in our rail operations comes from motor carriers. While we must build or acquire and maintain our rail system, trucks are able to use public roadways. Any future expenditures materially increasing the roadway system in our present or proposed areas of operation, or legislation granting materially greater latitude for trucks with respect to size or weight limitations, could have a material adverse effect on our results of operations and financial condition. In addition, we compete for domestic acquisition opportunities with other short-line operators and for foreign acquisitions with other U.S. and foreign regional rail operators. Some of these competitors have significantly greater resources than we do and may possess greater local market knowledge as well.

         WE ARE REQUIRED TO MAKE SIGNIFICANT CAPITAL EXPENDITURES.

         The rail industry requires extensive investment in connection with the maintenance and upkeep of tracks, locomotives and other equipment. If we are unable to borrow sufficient funds or raise additional equity capital, the resulting capital shortage could materially limit our growth and profitability.

         WE FACE RISKS RELATED TO YEAR 2000 COMPLIANCE, FOR WHICH WE MAY NOT BE PREPARED.

         The "Year 2000 Issue" is the result of computer programs that were written using two digits rather than four to define the applicable year. If our computer programs with date-sensitive functions are not Year 2000 compliant, they may recognize a date "00" as the Year 1900 rather than the Year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, inability to interchange information with connecting railroads or engage in similar normal business activities.

         Many of our systems and related software are currently Year 2000 compliant and we have a program in place designed to bring the remaining software and systems into Year 2000 compliance in time to minimize any significant detrimental affect on operations. We are utilizing internal personnel and outside vendors to identify Year 2000 problems, modify and/or update programs and hardware and test the modifications.

         We rely on third parties, particularly the Class I railroads, for much of our information in our domestic rail operations. In addition, our trailer manufacturing segment relies heavily on third party suppliers for its raw materials. We have initiated efforts to evaluate the status of these suppliers' efforts and to determine alternatives and contingency plan requirements. An inability of a connecting railroad to process information could cause delays in services to customers and could impede our ability to invoice and collect on shipments. Failure of a third party supplier to deliver materials to our manufacturing facilities could cause either a slow down in production and/or a temporary shut down of the facility.

         The total costs associated with required modifications to become Year 2000 compliant is not expected to be material to our financial position. The estimated total cost of the Year 2000 Project is approximately $0.25 million. The total amount expended through December 31, 1998 was approximately $0.2 million.

         The failure to correct a material Year 2000 problem could result in an interruption in, or failure of, certain normal business activities or operations. Such failures could materially and adversely affect our results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third party suppliers and customers, we are unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on our results of operations, liquidity or financial condition. We believe that, with the implementation of new business systems and completion of the program as scheduled, the possibility of significant interruptions of normal operations should be minimized.

RISKS RELATED TO CHILEAN OPERATIONS

         WE ARE DEPENDANT ON THE ECONOMY OF CHILE. CHANGES IN THE CHILEAN ECONOMY COULD ADVERSELY AFFECT OUR BUSINESS AND FINANCIAL RESULTS.

         As a result of our acquisition of a majority of the capital stock of Ferronor, our financial condition and results of operations will be affected by and, to a certain extent, dependent upon economic conditions prevailing from time to time in Chile. There can be no assurance that the Chilean economy will grow in the future or that future developments in the Chilean economy will not impair our ability to proceed with our strategy. Our financial condition and results of operations could also be adversely affected by changes in economic or other policies of the Chilean Government or other political or economic developments in Chile, as well as regulatory changes or administrative practices of Chilean authorities.

         WE ARE AFFECTED BY INFLATION ON THE CHILEAN ECONOMY WHICH MAY ADVERSELY AFFECT US.

         Chile has experienced high levels of inflation in the past decade, though that rate has decreased each year since 1992. High levels of inflation in Chile could adversely affect the Chilean economy. The rate of inflation as measured by changes in the official consumer price index of the Instituto Nacional de Estadisticas, the inflation index applicable for the presentation of financial information, in 1992, 1993, 1994, 1995, 1996 and 1997 was 12.7%,
12.2%, 8.9%, 8.2%, 6.6% and 6.0%, respectively. The level of Chilean inflation may affect our financial condition and results of operations. There can be no assurance that the performance of the Chilean economy or our operating results will not be adversely affected by continuing or increased levels of inflation or that Chilean inflation will not increase significantly from the current level.

         WE ARE AFFECTED BY FOREIGN CURRENCY AND FOREIGN EXCHANGE REGULATION.

         The Chilean peso has been subject to large nominal devaluations in the past and may be subject to significant fluctuations in the future. Although most of Ferronor's anticipated revenues from operations in Chile will be in U.S. dollars or indexed to U.S. dollars, some percentage of such revenues will be in the form of the Chilean peso. As a result, we will be subject to the risk that the value of the Chilean peso will decline against the dollar. We may seek to limit our exposure to the risk of currency fluctuations by engaging in hedging or other transactions, which transactions could expose us to substantial risk of loss. We have only limited experience in managing international transactions, and have yet to formulate a strategy to protect us against currency fluctuations, or retained a financial officer experienced in such transactions. There can be no assurance that we will successfully manage our exposure to currency fluctuations or that these fluctuations will not have a material adverse effect on us.

         WE ARE DEPENDANT ON THE CHILEAN MINING INDUSTRY.

         A substantial portion of Ferronor's traffic consists of mined products, particularly limestone and iron. As a result, Ferronor's operations could be materially and adversely affected by factors that generally affect the limestone and iron mining industries in Chile. Such factors include, without limitation, fluctuations in the prices of limestone and iron. As a result, the number of carloads that we handle and our recognition of revenue from the operations of Ferronor may vary significantly from period to period as a result of fluctuations in the price of those commodities.

RISKS RELATED TO KALYN

         WE DEPEND ON TWO TRUCK TRAILER MANUFACTURING SITES.

         Our subsidiary, Kalyn, operates two manufacturing facilities in Texas and Canada which operate at approximately 80% and 50% of their respective capacities. Although we believe that our manufacturing capacity could be increased through the expansion of our manufacturing facilities and/or the addition of a partial second work shift, these capacity increases may increase the marginal cost of producing truck trailers. Sustained growth of Kalyn's production and, in turn, its net sales are dependent on its ability to increase production efficiency. In the years ended December 31, 1996, 1997 and 1998, sales from Kalyn accounted for 53%, 48% and 52%, respectively, of our total revenues. A long-term interruption in the operation of Kalyn's plants from labor strikes, a natural disaster or other causes, whether or not covered by insurance, could have a material adverse effect on our business and results of operations.

         WE DEPEND ON GOVERNMENT PURCHASES.

         For the years ended December 31, 1997 and 1998, approximately 37% and 35%, respectively, of Kalyn's revenues were derived from sales of truck trailers to U.S. governmental customers. The majority of Kalyn's sales to governmental agencies are to the GSA, the purchasing arm of non-military agencies, and to TACOM, a Department of Defense unit established to consolidate purchases for various branches of the military. A substantial decrease in orders for new trailers placed by the GSA and/or TACOM could have a material adverse effect on Kalyn's business and results of operations.

         WE DEPEND ON INDUSTRY DEMAND FOR TRUCK TRAILERS, WHICH IS A CYCLICAL BUSINESS.

         Unit sales of new truck trailers have historically been subject to substantial cyclical variation. Sales of new truck trailers have also historically been subject to a five to seven-year replacement cycle. Periods of economic recession in the United States have historically caused declines in the profitability of the trucking industry, have had a material adverse effect on industry-wide demand for new truck trailers and may have a material adverse effect on Kalyn's results of operations. Future economic downturns or cyclical decreases in demand for truck trailers would likely have a material adverse effect on Kalyn.

         WE ARE DEPENDANT ON A LIMITED NUMBER OF SUPPLIERS.

         Kalyn's ability to manufacture trailers is dependent upon receiving supplies, components and raw materials from a limited number of sources. If supplies are delayed, Kalyn's production ability may be decreased, which could have a negative effect on our business and results of operations.

         WE FACE COMPETITION IN THE TRUCK TRAILER INDUSTRY.

         The truck trailer manufacturing industry is highly competitive and has relatively low barriers to entry. Kalyn competes with a number of other trailer manufacturers, some of which are larger and have greater financial resources than Kalyn. Furthermore, Kalyn's products compete with alternative forms of shipping, such as inter-modal containers. There can be no assurance that Kalyn will be able to continue to compete effectively for existing or potential customers or with alternative forms of shipping containers.

         WE ARE SUBJECT TO GOVERNMENTAL REGULATION OF THE TRUCKING INDUSTRY.

         Truck trailer length, height, width, gross vehicle weight and other specifications are regulated within the United States by the National Highway Traffic Safety Administration and individual states within the United States and within Canada by Transport Canada, and the individual Provinces of Canada. Historically, changes and anticipated changes in these regulations have resulted in significant fluctuations in demand for new trailers, thereby contributing to the cyclicality of the industry. Changes or anticipation of changes in these regulations would be likely to have a material adverse impact on Kalyn's manufacturing operations and sales. In addition, our trailer manufacturing operations are subject to environmental laws enforced by federal, state and local agencies.

OTHER RISKS

         WE DEPEND ON KEY PERSONNEL.

         Our success is dependent on our key management personnel, including Mr. Gary Marino, our Chairman, President and Chief Executive Officer. Our success is also dependent upon the efforts of Robert B. Coward, the

Vice President and General Manager of Kalyn. The loss of the services of one or more of these executives could have an adverse effect upon our business. While we believe that we would be able to locate suitable replacements for these executives if their services were lost, there can be no assurance we would be able to do so.

         WE MAY FACE LIABILITY FOR CASUALTY LOSSES WHICH ARE NOT COVERED BY INSURANCE.

         We have obtained insurance coverage for losses arising from personal injury and for property damage in the event of derailments or other accidents or occurrences. While we believe, based upon our experience, that our insurance coverage is adequate, under catastrophic circumstances our liability could exceed our insurance limits. Insurance is available from a limited number of insurers and there can be no assurance that insurance protection at our current levels will continue to be available or, if available, will be obtainable on terms acceptable to us. The occurrence of losses or other liabilities which are not covered by insurance or which exceed our insurance limits could materially adversely affect our business and results of operations.

         WE ARE SUBJECT TO ENVIRONMENTAL LAWS AND REGULATIONS.

         Our railroad operations and real estate ownership are subject to extensive federal, state and local environmental laws and regulations concerning, among other things, emissions to the air, discharges to waters, and the handling, storage, transportation and disposal of waste and other materials. While we believe we are in substantial compliance with all such matters, any allegations or findings to the effect that we had violated such laws or regulations could have a material adverse effect on our business and results of operations.

         OUR CORPORATE CHARTER CONTAINS ANTI-TAKEOVER PROVISIONS.

         Our Amended and Restated Certificate of Incorporation contains anti-takeover provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire control of us without negotiating with our Board of Directors. These provisions could limit the price that investors might be willing to pay in the future for our securities. These provisions provide:

         o that we have a classified Board of Directors with staggered terms, and

         o that we can issue preferred stock with rights senior to those of the common stock or impose various procedural and other requirements which could make it more difficult for stockholders to effect certain corporate actions.

         In January 1998, we implemented a Common Stock Purchase Rights Plan and distributed one right for each share of our common stock outstanding. Each right has an initial exercise price of $36 for one share of our common stock. The rights are not exercisable or transferable, apart from our common stock, until after a person or group acquires, or has the right to acquire, beneficial ownership of 15% (20% in the case of EGS Associates, L.P., EGS Partners, L.L.C., Bev Partners, L.P., Jonas Partners, L.P. and several affiliated individuals) or more of our common stock (which threshold may, under certain circumstances, be reduced to 10%) or announces a tender or exchange offer to acquire such percentage of our common stock. Upon such occurrence, each right (other than rights owned by such person or group) will entitle the holder to purchase from us, or the particular acquiring person or group under certain circumstances and conditions, the number of shares of our, or such person's or group's, common stock having a market value equal to twice the exercise price of the right. The rights are redeemable by our Board of Directors under circumstances set forth in the rights agreement. The Rights Plan could have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of us without negotiating with our Board of Directors.

         WE HAVE NEVER PAID DIVIDENDS.

         We have never declared or paid a dividend on our common stock, and we expect that a substantial portion of our future earnings will be retained for expansion or development of our business, which may include additional acquisitions. Whether we will pay dividends in the future will be at the discretion of our Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements and surplus, our general financial condition, restrictive covenants in any of our loans or other agreements, and other factors as the Board of Directors may deem to be relevant, including the desirability of cash dividends to stockholders.

         THERE ARE SUBSTANTIAL SHARES ELIGIBLE FOR FUTURE SALE WHICH MAY ADVERSELY AFFECT OUR STOCK PRICE.

         On the date of this prospectus, we had 11,144,319 shares of common stock issued and outstanding and 3,828,336 shares of common stock reserved for issuance. The possibility that substantial amounts of our common stock may be issued and/or freely resold in the public market may adversely affect prevailing market prices for our common stock and could impair our ability to raise capital through the sale of our equity securities.

         Of the 11,144,319 shares of common stock issued and outstanding, we believe that approximately 8,240,000 of the shares are freely tradable without restriction or further registration under the Securities Act, excluding any shares held or purchased by one of our "affiliates" (in general, a person who has a control relationship with us). We believe the approximately 1.7 million shares of common stock remaining are "restricted securities", as that term is defined under Rule 144 promulgated under the Securities Act, and may be resold thereafter in compliance with Rule 144.

         In general, under Rule 144, a person (or persons whose shares are aggregated) including an affiliate, who has beneficially owned such shares for one year, may sell in the open market within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock or (ii) the average weekly trading volume in our common stock on The Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain limitations on the manner of sale, notice requirements and availability of current public information about us. A person (or persons whose shares are aggregated) who is deemed not to have been an "affiliate" of ours at any time during the 90 days preceding a sale by that person and who has beneficially owned his shares for at least two years, will be able to sell his shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements or availability of current information referred to above. Restricted shares properly sold in reliance upon Rule 144 are thereafter freely tradeable without restrictions or registration under the Securities Act, unless thereafter held by an "affiliate" of ours.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of any of the securities being offered by the selling shareholders under this prospectus.

         Expenses expected to be incurred by us in connection with this offering are estimated to be approximately $25,000.

                              SELLING SHAREHOLDERS

         Of the 1,547,999 shares of our common stock offered by this prospectus, 1,407,272 are issuable upon the conversion of shares of our Series A Convertible Redeemable Preferred Stock, and 140,727 are issuable to First London Securities Corporation, or its permitted assignees, upon the exercise of warrants we issued to First London in connection with its corporate finance consulting and financial advisory services performed on our behalf. Except for First London Securities Corporation, none of the selling shareholders listed below have been officers, directors, or employees of ours, nor have they had a material relationship with us beyond their investment in our Series A Convertible Redeemable Preferred Stock.

         The following table sets forth certain information with respect to the amount of shares of our common stock that would beneficially owned by the named selling shareholders upon conversion of their respective shares of Series A Convertible Redeemable Preferred Stock, or exercise of warrants, as applicable. The percentages listed below are adjusted to reflect the sale of the shares of common stock offered. The following table assumes that each of the selling shareholders: (i) converts all of his or her shares of Series A Convertible Redeemable Preferred Stock into common stock (or exercises all of its warrants); and (ii) sells all of his or her converted (or exercised) shares of common stock.

                                             OWNERSHIP OF SHARES                                OWNERSHIP OF SHARES
                                               OF COMMON STOCK                                     OF COMMON STOCK
                                              PRIOR TO OFFERING                                   AFTER OFFERING **
                                           ------------------------      NUMBER OF SHARES     ------------------------
     SELLING SHAREHOLDER                   SHARES        PERCENTAGE          OFFERED          SHARES        PERCENTAGE
     -------------------                   ------        ----------       --------------      ------        ----------
Betty Anderson                               6,061           *                6,061              0               *
AOL Partnership Ltd.                        12,121           *               12,121              0               *
Apogee Fund, L.P.                          117,606           *               60,606           57,000             *
Willard W. Askew                            12,121           *               12,121              0               *
Clara Bandy                                  1,818           *                1,818              0               *
Dale W. Brown                                6,061           *                6,061              0               *
Timothy H. Brown & Vivian D. Brown,
   TTEE                                      3,030           *                3,030              0               *
Anne Dahlson                                 6,061           *                6,061              0               *
The Dechard Foundation                      12,121           *               12,121              0               *
Paul & Patricia DiPietrantonio               3,030           *                3,030              0               *
Deborah Doorey                               3,030           *                3,030              0               *
Michael Doorey                               3,030           *                3,030              0               *
Dudley Profit Sharing Trust                  6,061           *                6,061              0               *
EBS Asset Management P/S Plan               10,599           *                6,061            4,539             *
EBS Microcap Partners LP                    37,602           *               26,667           10,935             *
EBS Partners LP                             69,143           *               47,273           21,870             *
Lucia A. Englander                          12,121           *               12,121              0               *
Kathryn Esping Agency, GP                  161,212           *              121,212           40,000             *
First London Securities Corp.              282,380           *              140,727          141,653             *
Gladney Fund                                12,121           *               12,121              0               *
Richard T. Groos Trust                      12,121           *               12,121              0               *
Hull Overseas, Ltd.                         24,242           *               24,242              0               *
Interstate Auto Insurance                    6,061           *                6,061              0               *
James P. Judge                              12,121           *               12,121              0               *
Dorothy A. Kamp Trust                        3,030           *                3,030              0               *


                                             OWNERSHIP OF SHARES                                OWNERSHIP OF SHARES
                                               OF COMMON STOCK                                     OF COMMON STOCK
                                              PRIOR TO OFFERING                                   AFTER OFFERING **
                                           ------------------------      NUMBER OF SHARES     ------------------------
     SELLING SHAREHOLDER                   SHARES        PERCENTAGE          OFFERED          SHARES        PERCENTAGE
     -------------------                   ------        ----------       --------------      ------        ----------
Felice M. Kantor                             6,061           *                6,061              0               *
Edward Kennedy                               6,061           *                6,061              0               *
Geraldine A. Kreutzjans                        606           *                  606              0               *
L. Family Management, Co. Ltd.              24,242           *               24,242              0               *
Lighthouse Genesis Partners, LP              7,273           *                7,273              0               *
Bhupendra H. Mahida                          6,061           *                6,061              0               *
John E. Meyer                               77,241           *               54,545           22,695             *
John E. Meyer & Betty J. Meyer
   Foundation                                6,061           *                6,061              0               *
Jerome W. Neidfelt                          12,121           *               12,121              0               *
Joe Neuhoff Equity                          24,242           *               24,242              0               *
Ray Nixon, Jr.                              12,121           *               12,121              0               *
Mildred M. Nizny Trust                       2,424           *                2,424              0               *
Milo Noble                                   9,697           *                9,697              0               *
Oakley Park Co.                              6,061           *                6,061              0               *
Marcia O'Rourke                              6,061           *                6,061              0               *
John F. Popken                               6,061           *                6,061              0               *
Peaquot Scout Fund, L.P.                   484,848           *              484,848              0               *
Pharos Genesis Fund Limited                 67,879           *               67,879              0               *
Precept Capital Master Fund                 12,121           *               12,121              0               *
R&D Investment Partnership, LP              41,212           *               41,212              0               *
John Roach Custody Sub. Acct.                6,061           *                6,061              0               *
Victor E. Salvino                           24,242           *               24,242              0               *
George A. Shutt                             24,242           *               24,242              0               *
Peter P. and Bonnie B. Smith
   Irrevocable Trust for Children           22,121           *               12,121           10,000             *
John S. and Bonnie P. Strauss               60,606           *               60,606              0               *
Charles Tandoi TTEE                         14,545           *               14,545              0               *
Toby G. Weber                                6,061           *                6,061              0               *
Walker Smith Capital                        50,042           *               24,242           25,800             *
Ann T. Warinner Trust                        3,030           *                3,030              0               *
Billy A. West Trust                          6,061           *                6,061              0               *
Dorothy D. Winchester                        6,061           *                6,061              0               *
Rush Winchester                              6,061           *                6,061              0               *



*  Indicates less than 1%

** Assumes all of the shares of common stock registered hereby are sold.

                              PLAN OF DISTRIBUTION

GENERAL

         TRANSACTIONS. The selling shareholders may offer and sell their shares of common stock in one or more of the following transactions:

         o        on the Nasdaq National Market,

         o        in the over-the-counter market,

         o        in negotiated transactions, or

         o        in a combination of any of these transactions.

         PRICES. The selling shareholders may sell their shares of common stock at any of the following prices:

         o        fixed prices which may be changed,

         o        market prices prevailing at the time of sale,

         o        prices related to prevailing market prices, or

         o        negotiated prices.

         DIRECT SALES; AGENTS, DEALERS AND UNDERWRITERS. The selling shareholders may effect transactions by selling the shares of common stock in any of the following ways:

         o        directly to purchasers, or

         o to or through agents, dealers or underwriters designated from time to time.

         Agents, dealers or underwriters may receive compensation in the form of underwriting discounts, concessions or commissions from the selling shareholders and/or the purchasers of shares for whom they act as agent or to whom they sell as principals, or both. The selling shareholders and any agents, dealers or underwriters that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any discount or commission received by them and any profit on the resale of shares as principal might be deemed to be underwriting discounts or commissions under the Securities Act.

         SUPPLEMENTS. To the extent required, we will set forth in a supplement to this prospectus filed with the SEC the number of shares to be sold, the purchase price and public offering price, the name or names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offering.

         STATE SECURITIES LAW. Under the securities laws of some states, the selling shareholders may only sell the shares in those states through registered or licensed brokers or dealers. In addition, in some states the selling shareholders may not sell the shares unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is satisfied.

         EXPENSES; INDEMNIFICATION. We will not receive any of the proceeds from the sale of the shares of common stock sold by the selling shareholders and will bear all expenses related to the registration of this offering but will not pay for any underwriting commissions, fees or discounts, if any. We will indemnify the selling shareholders against some civil liabilities, including some liabilities which may arise under the Securities Act.

                                  LEGAL MATTERS

         Greenberg Traurig, P.A., of Miami, Florida, has passed upon the validity of the issuance of our shares of common stock offered in this prospectus.


                                    EXPERTS

         The financial statements as of December 31, 1998 and 1997 and for the three years in the period ended December 31, 1998, incorporated by reference from our Annual Report on Form 10-K in this prospectus, except as they relate to Empresa De Transporte Ferroviario S.A., have been audited by PricewaterhouseCoopers LLP, independent accountants, and, insofar as they relate to Empresa De Transporte Ferroviario S.A. as of December 31, 1998 and for the year then ended, by Arthur Andersen Langton Clarke, independent accountants. Such financial statements have been so included in reliance on the reports of such independent accountants given on the authority of such firms as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C. 20549, at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at: http://www.sec.gov. Our common stock trades on the Nasdaq National Market. You can also inspect reports, proxy statements and other information concerning our company at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act.

         (1) Our Annual Report on Form 10-K for the year ended December 31, 1998; and

         (2) The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC under
                  Section 12 of the Exchange Act on September 10, 1992, including any amendments or reports filed for the purpose of updating the description.

         We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this prospectus (excluding exhibits unless specifically incorporated by reference into those documents). Please direct requests to us at the following address:

                                    Secretary
                                    RailAmerica, Inc.
                                    301 Yamato Road
                                    Suite 1190
                                    Boca Raton, Florida 33431
                                    (561) 994-6015

         This prospectus is part of a registration statement we filed with the SEC. You should only rely on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling shareholders are not offering the common stock in any state where the offer is not permitted. You should not assume that the information in this Prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                                 ---------------

         AS USED IN THIS PROSPECTUS, UNLESS THE CONTEXT REQUIRES OTHERWISE, (I) "SECURITIES ACT" MEANS THE SECURITIES ACT OF 1933, AS AMENDED, AND (II) "EXCHANGE ACT" MEANS THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

================================================================================

         NO DEALER, SALESPERSON OR ANY OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                     --------------------

                       TABLE OF CONTENTS

                                                         PAGE
                                                         ----

The Company.............................................    1
Risk Factors............................................    4
Use of Proceeds.........................................   10
Selling Securityholders.................................   11
Plan of Distribution....................................   13
Legal Matters...........................................   14
Experts.................................................   14
Where You Can Find More Information.....................   14


================================================================================

================================================================================


                                1,547,999 SHARES

                                       OF

                                  COMMON STOCK

                                RAILAMERICA, INC.





                           --------------------------

                                   PROSPECTUS

                           --------------------------












                                 APRIL 22, 1999


================================================================================

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The estimated expenses, excluding solicitation fees, in connection with this offering are as follows:

                                                                AMOUNT
                                                                ------

         Registration Fee.................................  $
         Legal fees and expenses..........................  $ 15,000
         Accounting fees and expenses.....................  $  5,000
         Printing Fees....................................  $  3,000
         Miscellaneous....................................  $  1,708
                                                            --------
                           Total..........................  $ 25,000
                                                            ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company has authority under Section 145 of the Delaware General Corporation Law to indemnify its directors and officers to the extent provided for in such statute. The Company's Amended and Restated Certificate of Incorporation provides for indemnification of the Company's officers and directors to the extent permitted under the Delaware General Corporation Law.

         The Registrant's Amended and Restated Certificate of Incorporation limits the liability of Directors to the maximum extent permitted by Delaware General Corporation Law. Delaware law provides that the directors of a corporation will not be personally liable to such corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
(iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derives an improper personal benefit. The Registrant's Amended and Restated Certificate of Incorporation provides that the Registrant shall indemnify its Directors and officers to the fullest extent permitted by Delaware law, except against actions by the Registrant approved by the Board of Directors, and requires the Registrant to advance expenses to such Directors and officers to defend any action for which rights of indemnification are provided in the Certificate of Incorporation, and also permits the Board of Directors to grant such rights to its employees and agents.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS

         The following exhibits are included as a part of this Registration
Statement:

    EXHIBIT
     NUMBER                 DESCRIPTION
    -------                 -----------

      4.1 Certificate of Designation of Series A Convertible Redeemable Preferred Stock*

      5.1         Opinion of Greenberg Traurig, P.A.

      23.1        Consent of Greenberg Traurig, P.A. (contained in exhibit 5.1)

      23.2        Consent of PriceWaterhouseCoopers L.L.P.

      23.3        Consent of Arthur Andersen Langton Clarke

      24.1        Power of Attorney (filed with signature page)

-----------

  * Incorporated by reference to Exhibit 4.2 filed as part of the Company's Form 10-K for the year ended December 31, 1998 filed with the Securities and Exchange Commission on April 2, 1999.


ITEM 17. UNDERTAKINGS

         (a) The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) To include any prospectus required by Section
10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events
arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                           (iii) To include any material information with
respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

         The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boca Raton, Florida, as of April 20, 1999.


                              RAILAMERICA, INC.



                              By: /s/ Gary O. Marino
                                  ---------------------------------------------
                                  Gary O. Marino
                                  Chairman, Chief Executive Officer, President
                                  and Treasurer (Duly Authorized Representative)


                                POWER OF ATTORNEY

         Each person whose signature appears below on this Registration Statement hereby constitutes and appoints each of Gary O. Marino and Donald D. Redfearn as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments (including pre-effective amendments and post-effective amendments and amendments thereto) to this Registration Statement on Form S-3 of RailAmerica, Inc. and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone or his substitute, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

               SIGNATURE                                 TITLE                                  DATE
               ---------                                 -----                                  ----
/s/ GARY O. MARINO                        Chairman, Chief Executive Officer,               April 20, 1999
------------------------------------          President and Treasurer
GARY O. MARINO                              (principal executive officer)

/s/ JOHN H. MARINO                            Vice Chairman and Director                   April 20, 1999
------------------------------------
JOHN H. MARINO

/s/ DONALD D. REDFEARN                         Executive Vice President,                   April 20, 1999
------------------------------------            Secretary and Director
DONALD D. REDFEARN

/s/ LARRY BUSH                               Vice President and Controller                 April 20, 1999
------------------------------------        (principal accounting officer)
LARRY BUSH

/s/ RICHARD RAMPELL                                    Director                            April 20, 1999
-----------------------------------
RICHARD RAMPELL

/s/ JOHN M. SULLIVAN                                   Director                            April 20, 1999
-----------------------------------
JOHN M. SULLIVAN

/s/ CHARLES SWINBURN                                   Director                            April 20, 1999
-----------------------------------
CHARLES SWINBURN

/s/ DOUGLAS R. NICHOLS                                 Director                            April 20, 1999
-----------------------------------
DOUGLAS R. NICHOLS

